Mail Stop 3561

April 12, 2007

Stephen M. Lynch, Esq.
Robinson, Bradshaw & Hinson, P.A.
One Independence Center
101 North Tryon Street, Suite 1900
Charlotte, NC 28246-1900

      Re: Wellco Enterprises, Inc.
            Amended Preliminary Proxy Statement on Schedule 14A
            Filed March 22, 2007
            File No. 1-05555

Dear Mr. Lynch:

      We have completed our review of your amended PREM 14A and have no further comments at this time.

              Sincerely,

              H. Christopher Owings
              Assistant Director